Oxley Bridge Acquisition Limited

333 Seymour Street

Vancouver, BC V6B 5A6 Canada

VIA EDGAR

December 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Oxley Bridge Acquisition Limited

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 19, 2024

CIK No. 0002034313

Dear Mr. Holt:

Oxley Bridge Acquisition Limited (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 3, 2024 relating to the Amendment No. 1 to Draft Registration Statement on Form S-1, filed by the Company with the Commission on November 19, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 19, 2024

Cover Page

1.	We acknowledge your response to prior comment 1. While you may not be based in or have the majority of your operations in China (including Hong Kong and Macau), it appears that each of Mr. Lin and Mr. Chan may have significant ties to Hong Kong based on his current or prior employment. Please revise or advise as applicable.

Response: We respectfully submit to the Staff that we believe that neither Mr. Lin nor Mr. Chan has significant ties to Hong Kong based on their respective professional careers.

Mr. Lin is a Canadian citizen who spent his formative years in Vancouver, Canada and graduated from University of British Columba in Canada in 2006. From 2006 to 2020, Mr. Lin exclusively worked with U.S.-based global leading financial firms, including Citigroup in New York from 2006 to 2008 and Madison Dearborn Partners in Chicago from 2008 to 2011. In 2011, Mr. Lin’s new employment relocated him to Hong Kong and between 2011 to 2020, he worked at Och-Ziff Capital Management (headquartered in New York) and then Point72 Asset Management (headquartered in Connecticut) and his responsibilities were to invest across Asia-Pacific in publicly traded securities. Currently, Mr. Lin is a member of the advisor board of Oxley Bridge Capital, an advisory firm based in Singapore and a co-founder at L2 Capital, a global investment firm with presence in the U.S. and Asia, and spends most of his time in Canada and Singapore. Mr. Lin’s sole connection to Hong Kong was the office maintained by his former employers, which we do not believe represent a significant tie.

Mr. Chan, while a citizen of Hong Kong, has had a westernized personal background since his formative years. Mr. Chan received his bachelor’s degree from Indiana University in 1990. Following graduation from Indiana University, Mr. Chan worked in the U.S. as a management consultant in Chicago for almost four years before receiving his master's degree from the Illinois Institute of Technology in 1996. In 1997, Mr. Chan relocated to Hong Kong and worked as an investment analyst for several international investment banks, including SG Securities (a French investment bank) in 1997, Schroders Securities (a UK investment bank) in 1998, Nomura International (a Japanese investment bank) from 1998 to 2003 and Credit Suisse (a Swiss investment bank) from 2003 to 2006. From 2006 to 2009, Mr. Chan worked at Mirae Asset Global Investments (a Korean asset management firm) as a portfolio manager and global head of investment research. Other international firms that Mr. Chan worked at include Assured Asset Management (headquartered in Singapore), where he served as an investment professional, researching and investing in global (excluding China) technology companies between 2023 and 2024 and Atlas Investment Management Limited (a South Korea headquartered investment company), where he served as the Chief Operating Officer until the company exited the industry in 2023. As such, most of Mr. Chan’s professional career has been spent at global (excluding China) firms, which we do not believe represent significant ties to Hong Kong.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jonathan Lin
Jonathan Lin, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP